VIA EDGAR CORRESPONDENCE

August 7, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-34243

We refer to the comment letter dated July 29, 2009 from the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission concerning the Nortel Networks Limited Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2009. As discussed with the Staff in a telephone call with Kathryn Jacobson, Paul Karr and myself on July 31, 2009, we confirm an extension to August 14, 2009 to provide responses to the comment letter. This confirmation is an extension to the 10-day response requirement. We believe the additional time is required in order to properly review and finalize the responses.

Anna Ventresca

Assistant General Counsel – Corporate

and Assistant Secretary

Nortel Networks Limited

195 The West Mall, Toronto, Ontario, Canada M9C 5K1 T 905.863.1204

annav@nortel.com

Please contact the undersigned at 905.863.1204 with any questions.

Yours very truly,

/s/ ANNA VENTRESCA

Anna Ventresca

Assistant General Counsel – Corporate

and Assistant Secretary

AV/cmk

cc:	Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Jessica Plowgian, Attorney-Adviser, SEC

Robert Bartelmes, Senior Financial Analyst, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer and Chief Restructuring Officer, Nortel

Paul Karr, Controller, Nortel

2